UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549
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                                Form 12b-25

                      NOTIFICATION OF LATE FILING               SEC. FILE NUMBER
                                                                       000-26751
                                                                    CUSIP NUMBER

Check  One):  Form  10-K and Form 10-KSB    Form 20-F     Form 11-K
                         [X] Form 10-Q and Form 10-QSB   Form N-SAR
                                                       ------------
     For  Period  Ended:  March  31,  2000
     [  ]  Transition  Report  on  Form  10-K
     [  ]  Transition  Report  on  Form  20-F
     [  ]  Transition  Report  on  Form  11-K
     [  ]  Transition  Report  on  Form  10-Q
     [  ]  Transition  Report  on  Form  N-SAR
     For  the  Transition  Period  Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART  I  -  REGISTRANT  INFORMATION

Cypost  Corporation
-------------------
Full  Name  of  Registrant

----------------------------
Former  Name  if  Applicable

Suite  900  -  1281  West  Georgia  Street
------------------------------------------
Address  of  Principal  Executive  Office  (Street  and  Number)

Vancouver,  B.C.  V6E  3H7
--------------------------
City,  State  and  Zip  Code

PART  11  -  RULES  12b-25(b)  AND  (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

[X]  (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without  unreasonable  effort  or  expense;

[X]  (b)     The subject annual report, semi-annual report, transition report on
             Form 10-K, Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X]  (c)     The  accountant's  statement  or  other  exhibit  required  by Rule
             12b-25(c)  has  been  attached  if  applicable.

PART  III  -  NARRATIVE

State below in reasonable detail the reasons why Forms 10-K and 10-KSB, 20-F, 11-K, 10-Q, N-SAR, or the transition report on portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file, without unreasonable effort and expense, its Form 10-QSB because the review of its interim financial statements for the fiscal period ending March 31, 2000 have not been completed. The Registrant has been advised by its independent accountants as follows:

Attached hereto is a letter from Arthur Andersen, the Registrant's independent accountant, confirming the above advice. It is expected that the Registrant will be able to file its Form 10-QSB for the fiscal period ended March 31, 2000, within the time frame allowed in the Notification of Late Filing on Form 12b-25.

PART  IV  -  OTHER  INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

       Carl  Whitehead        604               (604)  904-4422
        ---------------          ---            ---------------
          (Name)          (Area  Code)      (Telephone  Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
identify  report(s).            Yes [X]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                 Yes   No [X]

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made


                               CYPOST CORPORATION
                               ------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date     May  15,  2000          By     /s/  Bob  Sendoh
         --------------                 ----------------
                                  Bob  Sendoh,  Chairman

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                             ACCOUNTANTS' STATEMENT

We are the independent auditors' of CyPost Corporation (the "Company"). The Company is unable to file its March 31, 2000 quarterly report on Form 10-QSB without unreasonable effort and expense within the prescribed due date and seeks relief pursuant to Rule 12b-25(b) for the following reasons.

The Company's Form 10-SB has been filed and reviewed by the Securities and Exchange Commission ("SEC") and various comments were raised by the SEC in respect of that document. Similarly, the Company's December 31, 1999 Form 10-KSB has been reviewed by the SEC and various comments were also raised by the SEC on that document. Until the Company has satisfactorily addressed each of the points raised by the SEC, we are unable to complete the required review on the Company's March 31, 2000 interim financial statements which will be included in the Company's March 31, 2000 quarterly report on Form 10-QSB.


/s/  Arthur  Anderson

Vancouver,  British  Columbia
May  12,  2000